Notice Document
Dated: May 1, 2022
Premier Accumulation Life®
Issued By: Symetra Life Insurance Company

The prospectus for Premier Accumulation Life contains more information about the policy, including its features, benefits, and risks. You can find the prospectus and other information about Premier Accumulation Life online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable life insurance policies has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Premier Accumulation Life Prospectus and Statement of Additional Information dated May 1, 2007, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this Notice Document is a summary of certain policy features that have changed since the Notice Document dated May 1, 2021. This may not reflect all of the changes that have occurred since you entered into your Premier Accumulation Life policy.

Modified Endowment Contracts (“MEC”)
If your policy was not a MEC at issue, we will monitor it to determine whether a policy transaction will cause the policy to be classified as a MEC. If a deposit received causes your policy to be a MEC, we will reverse the transaction and only deposit the portion of the transaction that does not result in MEC status. You should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a MEC.

Please note the following portfolio changes:

•On or about April 29, 2022, the Invesco V.I. International Growth Fund changed its name to Invesco V.I. EQV International Equity Fund. As a result, all references to the Invesco V.I. International Growth Fund in the prospectus are replaced with Invesco V.I. EQV International Equity Fund.

•Effective May 1, 2022, the Wanger USA fund changed its name to Wanger Acorn. As a result, all references to Wanger USA in the prospectus are replaced with Wanger Acorn.

The following disclosure is added to the prospectus:

Cyber Security Risk: We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained on-line or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of policy transactions, including the processing of orders from our website or with the portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the portfolios. The risk of cyber-attacks may be higher during periods of geopolitical turmoil (such as the Russian invasion of Ukraine and the responses by the United States and other governments).

Delays in Policy Administration: Delays in policy administration may occur in the event of severe weather, natural disasters, a public health crisis, pandemic or the closure of one or more of our offices, or in the event of interruptions in mail delivery, telephone communications, or other electronic communications beyond our control.

KEY INFORMATION

Important information you should consider about the policy. For more information, see the Premier Accumulation Life Prospectus dated May 1, 2007, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	The surrender charge period for the policy is no longer applicable.
Transaction Charges	There are no Transaction Charges associated with the policy.
Ongoing Fees and Expenses (annual charges)
An investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of optional benefits available under the policy. These fees and expenses are based on characteristics of the insured such as age, risk classification, the policy’s duration, the net amount at risk, and if permitted by state law, sex. You should view the policy specifications page of your policy for rates applicable to you.

You will also bear expenses associated with the portfolio companies made available under the policy. For the fiscal year ended December 31, 2021, the minimum and maximum total operating expenses were as follows:

Annual Fee	Minimum	Maximum
Portfolio Fees & Expenses	0.10%	1.60%

RISKS
Risk of Loss	You may lose money by investing in the policy.
Not a Short-Term Investment	The policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if you plan to withdraw money or surrender the policy for short term needs.
Risks Associated with Investment Options
Investment in the policy is subject to the risk of poor investment performance of the sub-accounts and can vary depending on the performance of the sub-accounts available under the policy. Each sub-account and the Symetra Fixed Account has its own unique risk. You should review these investment options before making an investment decision.

Insurance Company Risks
Investment in the policy is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees and benefits provided for under the policy are backed by our financial strength and claims paying ability. Information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

Policy Lapse
You must have sufficient money (“net cash surrender value”) in your policy account to cover all policy charges or your policy will lapse. If you don’t have enough money in your policy to keep it in force, you will be granted a grace period of 61 days. In that time, if we do not receive sufficient money to keep your policy in force, the policy will lapse. The risk of lapse may increase if you take withdrawals and policy loans. In addition, the risk of lapse is increased if you incur increased charges due to an increase in face amount or higher cost of insurance rates.

RESTRICTIONS
Investments
You may allocate amounts under the policy to 17 sub-accounts and to the Symetra Fixed Account at one time. We reserve the right to add, combine, restrict, or remove any sub-account as an investment option under your policy. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the policy.

RESTRICTIONS
Optional Benefits
If both the Accelerated Death Benefit Rider for Terminal Illness and Accelerated Benefits Rider are available in your state, the Accelerated Death Benefit Rider for Terminal Illness will be issued to you.

The following optional benefits were only available at the time your policy was issued and can not be added later.

•Guaranteed Death Benefit Endorsement
•Extended Maturity Benefit Endorsement
•Twenty Year Level Term Rider
•Waiver of Premium – Primary Insured
•Waiver of Monthly Deduction – Primary Insured
•Accidental Death Benefit
•Insured Children’s Term Insurance
•Guaranteed Insurability Option

TAXES
Tax Implications
You should consult a competent tax professional to determine the tax implications of an investment in the policy.
Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

CONFLICTS OF INTEREST
Investment Professional Compensation	Investment professionals who solicited sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of premiums invested in the policy.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend the policy over another investment product.
Exchanges
An investment professional may have a financial incentive to offer You a new policy in the place of a policy you already own.

You should not exchange this policy for a new one unless you determine, after comparing the features fees and risks of both policies, that the exchange is preferable for you.

EDGAR Contract Identifier: C0000003371

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY

The following is a list of portfolios available under the policy. More information about the portfolios is available in the prospectuses for the portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expense and performance information below reflects fees and expenses of the portfolios, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
Asset Allocation	American Century VP Balanced Fund Class I American Century Investment Management, Inc.	0.81% **	15.77%	11.33%	9.90%
Taxable Bond	American Century VP Inflation Protection Fund Class II American Century Investment Management, Inc.	0.71%	6.27%	5.01%	2.82%
International Equity	American Century VP International Fund Class I American Century Investment Management, Inc.	0.99% **	8.75%	14.35%	10.06%
U.S. Equity	American Century VP Large Company Value Fund Class II American Century Investment Management, Inc.	0.87% **	21.53%	10.06%	11.84%
U.S. Equity	American Century VP Ultra® Fund Class I (1) (2) American Century Investment Management, Inc.	0.79% **	23.16%	27.02%	20.21%
U.S. Equity	American Century VP Ultra®Fund Class II (2) American Century Investment Management, Inc.	0.94% **	22.99%	26.83%	20.03%
U.S. Equity	American Century VP Value Fund Class I American Century Investment Management, Inc.	0.73% **	24.51%	9.55%	12.03%
U.S. Equity	BNY Mellon Investment Portfolios MidCap Stock Portfolio - Initial Shares (3) BNY Mellon Investment Advisors, Inc.	0.80%**	25.89%	9.78%	12.54%
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Advisors, Inc.	0.78%	12.93%	27.80%	20.05%
U.S. Equity	BNY Mellon Stock Index Fund, Inc. - Service Shares BNY Mellon Investment Advisors, Inc.	0.51%	28.11%	17.87%	15.97%
U.S. Equity	BNY Mellon Variable Investment Fund Appreciation Portfolio - Initial Shares (3) BNY Mellon Investment Advisors, Inc.	0.80%	27.13%	20.48%	14.47%
U.S. Equity	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Shares BNY Mellon Investment Advisors, Inc.	0.67%	27.00%	18.49%	15.59%
International Equity	DWS CROCI® International VIP - Class A (4) DWS Investment Management Americas, Inc.	0.86%**	9.24%	7.34%	5.67%
Asset Allocation	DWS Global Income Builder VIP - Class A (4) DWS Investment Management Americas, Inc.	0.62%	10.95%	9.21%	8.39%
Taxable Bond	Federated Hermes High Income Bond Fund II - Primary Shares (3) Federated Investment Management Company	0.98%	4.85%	5.57%	6.34%
Asset Allocation	Federated Hermes Managed Volatility Fund II - Primary Shares (5) Federated Global Investment Management Corp. ("Fed Global")Federated Investment Management Company ("FIMCO") and Federated Equity Management Company of Pennsylvania ("FEMCOPA")	0.82%**	18.51%	9.22%	8.31%
Asset Allocation	Fidelity® VIP Asset Manager Portfolio - Initial Class (5) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.59%	9.92%	10.01%	8.65%
Asset Allocation	Fidelity® VIP Asset Manager: Growth Portfolio - Initial Class (7) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.68%	13.96%	12.47%	10.69%
Asset Allocation	Fidelity® VIP Balanced Portfolio - Initial Class (7) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.46%	18.26%	14.98%	12.65%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.57%	27.83%	20.17%	16.64%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.51%	24.89%	11.95%	12.53%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.23%	0.01%	0.93%	0.51%
U.S. Equity	Fidelity® VIP Growth & Income Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.52%	25.95%	13.45%	14.07%
U.S. Equity	Fidelity® VIP Growth Opportunities Portfolio - Initial Class (4) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.63%	11.68%	31.77%	22.64%
U.S. Equity	Fidelity® VIP Growth Portfolio - Initial Class (3) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.61%	23.21%	26.29%	19.70%
U.S. Equity	Fidelity® VIP High Income Portfolio - Initial Class (7) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.67%	4.41%	5.01%	5.61%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Initial Class (7) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. Geode serves as sub-adviser for the fund. (*)	0.10%	28.58%	18.34%	16.44%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class (7) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.39%	(0.61)%	4.33%	3.54%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.86%	25.31%	13.32%	13.00%
International Equity	Fidelity® VIP Overseas Portfolio - Initial Class (7) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK, FMR Japan, FIA FIA(UK) and FIJ serve as sub-advisers for the fund. (*)	0.77%	19.70%	14.44%	10.83%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Franklin Advisers, Inc.	0.92%	16.14%	23.64%	16.66%
Asset Allocation	Franklin Income VIP Fund - Class 2 Franklin Advisers, Inc.	0.72%	16.75%	7.45%	7.38%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.91%	25.37%	9.94%	12.13%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Franklin Advisers, Inc.	1.08%	10.01%	20.84%	15.70%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 Franklin Advisers, Inc.	0.78%	(1.83)%	1.75%	1.28%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I (2) (6) Invesco Advisers, Inc.	0.83%	19.10%	23.08%	17.84%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II (2) Invesco Advisers, Inc.	1.08%	18.79%	22.75%	17.53%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I (2) (3) Invesco Advisers, Inc.	0.86%	11.92%	21.74%	17.37%
U.S. Equity	Invesco V.I. American Franchise Fund - Series II Invesco Advisers, Inc.	1.11%	11.65%	21.43%	17.08%
Sector Equity	Invesco V.I. Global Real Estate Fund - Series I (3) Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited	0.97%	25.71%	7.54%	8.11%
Sector Equity	Invesco V.I. Health Care Fund - Series I (5) Invesco Advisers, Inc.	0.97%	12.30%	14.76%	13.97%
International Equity	Invesco V.I. EQV International Equity Fund - Series I (2) (6) Invesco Advisers, Inc.	0.89%	5.89%	10.17%	8.09%
International Equity	Invesco V.I. EQV International Equity Fund - Series II (2) Invesco Advisers, Inc.	1.14%	5.61%	9.90%	7.82%
U.S. Equity	JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 Shares J.P. Morgan Investment Management Inc.	0.76%	29.88%	10.63%	12.99%
U.S. Equity	JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1 Shares (4) J.P. Morgan Investment Management Inc.	0.74%	29.34%	19.63%	17.47%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.98%	19.17%	6.44%	9.00%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
Asset Allocation	PIMCO All Asset Portfolio - Advisor Class Pacific Investment Management Company LLC	1.34%**	16.04%	8.45%	5.91%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	0.93%**	33.34%	5.72%	(1.86)%
Bond	Pioneer Bond VCT Portfolio - Class I Shares (5) Amundi Asset Management US, Inc.	0.63%	0.38%	4.22%	4.11%
U.S. Equity	Pioneer Equity Income VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.05%	25.33%	10.47%	12.15%
U.S. Equity	Pioneer Fund VCT Portfolio - Class I Shares (5) Amundi Asset Management US, Inc.	0.79%	27.98%	20.15%	16.19%
Taxable Bond	Pioneer High Yield VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.17%**	5.45%	4.78%	5.91%
U.S. Equity	Pioneer Mid Cap Value VCT Portfolio - Class I Shares (5) Amundi Asset Management US, Inc.	0.75%	29.67%	9.20%	11.20%
Sector Equity	Pioneer Real Estate Shares VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.60%	40.75%	9.70%	10.46%
U.S. Equity	Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares (5) Amundi Asset Management US, Inc.	0.89%	8.07%	19.47%	15.65%
Taxable Bond	Pioneer Strategic Income VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.03%**	1.73%	4.20%	4.21%
International Equity	Templeton Developing Markets VIP Fund - Class 2 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.44%	(5.74)%	10.60%	4.84%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 Franklin Advisers, Inc.	0.76%**	(4.99)%	(0.94)%	1.13%
International Equity	Templeton Growth VIP Fund - Class 2 Templeton Global Advisors Limited	1.18%	4.87%	5.21%	7.36%
International Equity	Voya Global High Dividend Low Volatility Portfolio - Class S (5) Voya Investments, LLC	0.85%**	20.56%	10.19%	8.68%
International Equity	VY JPMorgan Emerging Markets Equity Portfolio - Class I (7) Voya Investments, LLC Sub-Advised by J.P. Morgan Investment Management, Inc.	1.26%	(9.78)%	13.77%	7.59%
International Equity	Wanger Acorn (7) Columbia Wanger Asset Management, LLC	0.95%	8.90%	21.05%	15.88%

We do not guarantee that each portfolio will always be available for investment through the policy.

1.Class 1 shares of the portfolio are only available if you have been continuously invested in it since March 15, 2007
2.If Class I/Series I shares are available to a contract Owner, we will allocated investments to the Class I/Series I fund
3.The portfolio is only available if you have been continuously invested in it since April 30, 2006
4.The portfolio is only available if you have been continuously invested in it since April 30, 2003
5.The portfolio is only available if you have been continuously invested in it since April 28, 2005
6.The portfolio is only available if you have been continuously invested in it since March 14, 2006
7.The portfolio is only available if you have been continuously invested in it since April 30, 2000

* Fidelity, the Fidelity Investments Logo, Contrafund and Equity Income are registered service marks of FMR LLC.  Used with permission.
** Annual expenses reflect temporary fee reductions.